Exhibit 97

STANDARD MOTOR PRODUCTS, INC.

CLAWBACK POLICY

(Amended as of October 3, 2023)

The Board of Directors (the “Board”) of Standard Motor Products, Inc. (the “Company”) has adopted this policy, which provides for the recoupment of certain executive compensation in the event of an accounting restatement resulting from material noncompliance with financial reporting requirements under the federal securities laws (the “Policy”).

Policy

In the event the Company is required to prepare an accounting restatement due to the Company’s material noncompliance with any financial reporting requirements under the securities laws, the Compensation and Management Development Committee (“Committee”) of the Board, on behalf of the Company, shall recover from all current and former executive officers, any incentive-based compensation that would not otherwise have been received by such persons based on the restated results during the three (3) fiscal years preceding the date the Company is required to prepare the restatement. The Committee shall also be entitled to recover any compensation (which has not already been recovered under this Policy) received by the Chief Executive Officer and Chief Financial Officer that is required to be recovered by Section 304 of the Sarbanes-Oxley Act of 2002.

The Committee will determine, in its sole discretion, the manner in which it seeks to recover any incentive-based compensation under this Policy.

Scope

For purposes of this Policy, (a) executive officers shall be deemed to be those officers who are subject to Section 16 of the Securities Exchange Act of 1934 (the “Exchange Act”), and (b) incentive-based compensation shall be any compensation that is granted, earned or vested based wholly or in part on the attainment of a financial reporting measure. Financial reporting measures include the stock price and total shareholder return of the Company, and any measure determined and presented in accordance with the accounting principles used in preparing the financial statements of the Company, and any measures derived wholly or in part from such measures.

Administration

The Committee is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate or advisable for the administration of this Policy. It is intended that this Policy be interpreted in a manner that is consistent with the requirements of Section 10D of the Exchange Act and any applicable rules or standards adopted by the New York Stock Exchange.

In addition, the Committee shall require each executive officer of the Company to comply with, and agree to the terms and conditions of this Policy as a condition to appointment and continuation in service as an executive officer of the Company.

Indemnification

The Company shall not indemnify any executive officers against the loss of any incentive-based compensation recovered hereunder.

Impracticability

The Committee shall recover any incentive-based compensation in accordance with this Policy unless such recovery would be impracticable, as determined by the Committee in accordance with Rule 10D-1 of the Exchange Act and the listing standards of the New York Stock Exchange.

Amendment

The Committee may amend this Policy from time to time in its discretion.